United States
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Final Amendment)*

A.S.V., Inc.
(Name of Issuer)
Common Stock
(Title Class of Securities)
001963107
(CUSIP Number)
Eric I Cohen Senior Vice President, Secretary and General Counsel Terex Corporation 200 Nyala Farm Road Westport, CT 06880 With a copy to
Peter Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 001963107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Terex Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 34-1531521
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 100% (See Note (1) below)
BENEFICIALLY OWNED	8	SHARED VOTING POWER -0-
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100% (See Note (1) below)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* CO

(1)  As a result of the consummation of the Merger referred to in Item 4, Terex became the owner of 100% of the outstanding Shares of the Company.

SCHEDULE 13D

CUSIP No. 001963107	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Terex Minnesota, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES	7	SOLE VOTING POWER 100% (See Note (1) below)
BENEFICIALLY OWNED	8	SHARED VOTING POWER -0-
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100% (See Note (1) below)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* CO

(1)  As a result of the consummation of the Merger referred to in Item 4, Terex became the owner of 100% of the outstanding Shares of the Company.

This Final Amendment to Schedule 13D amends the Schedule 13D initially filed on January 18, 2008, as amended, by Terex Corporation and Terex Minnesota, Inc. with respect to the shares of common stock, par value $0.01 per shares, of A.S.V., Inc.  Capitalized terms used and not otherwise defined in this Amendment shall have the meaning given to them in the initial Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On March 3, 2008, the acquisition of the Company by Terex was completed by means of the Merger.  In the Merger, all outstanding Shares (other than Shares held by Terex, Sub or any other wholly owned subsidiary of Terex or the Company and Shares as to which dissenters’ rights have been properly exercised under Minnesota law) were converted into the right to receive the same $18.00 in cash per Share as was paid in the Offer, without interest.

As a result of the Merger, the Company is now a wholly owned subsidiary of Terex.

Item 5.   Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended by adding the following:

(a)           As a result of the Merger, Terex may be deemed to beneficially own all outstanding Shares.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2008

TEREX CORPORATION

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Senior Vice President, Secretary and General Counsel

TEREX MINNESOTA, INC.

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Vice President